UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

RenovaCare, Inc.
(Name of Issuer)

Common Stock, par value $0.00001

(Title of Class of Securities)

75988J106

(CUSIP Number)

Harmel S. Rayat

700-688 West Hastings St.

Vancouver, BC V6B 1P1

(604) 336-8600

Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons. Rayat, Harmel S.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power 50,176,800
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 50,176,800
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,176,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 66.39
14.	Type of Reporting Person IN

CUSIP No. 75988J106	13D	Page 3 of 5

ITEM 1. SECURITY AND ISSUER

This Statement of Beneficial Ownership of Schedule 13(D) (this "Schedule 13D") relates to the shares of common stock, par value $0.00001 (the "Common Stock") of RenovaCare, Inc., a Nevada corporation (the "Issuer"), having a principal executive office at 430 Park Avenue, New York, NY 10022.

ITEM 2. IDENTITY AND BACKGROUND

Harmel S. Rayat is the reporting person for this Schedule 13D (the "Reporting Person" or "Mr. Rayat"). The Reporting Person is the President of Talia Jevan Properties, Inc. and Kalen Capital Corporation; the Reporting Person is a citizen of Canada.

During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five (5) years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

For estate planning purposes, on December 31, 2015, the KJR Family Trust ("KJR"), a trust formed for the benefit of Mr. Rayats son, of which Mr. Rayat is not a beneficiary, and the sole owner of the all of the issued and outstanding shares of 1420524 Alberta Ltd. ("1420524 Alberta"), wound up and dissolved (the "KJR Dissolution"). As part of the KJR Dissolution, KJR distributed the shares of 1420524 Alberta to Mr. Rayats wife, who sold the shares of 1420524 Alberta to Kalen Capital Corporation for $1.00, upon which time Kalen Capital Corporation filed to amalgamate 1420524 Alberta into Kalen Capital Corporation, thereby combining the two companies, with Kalen Capital Corporation being the surviving entity. 1420524 Albertas assets consist of, among other things, 3,000,000 shares of the Issuer's Common Stock. For estate planning purposes, on December 31, 2015, the TJR Family Trust ("TJR"), a trust formed for the benefit of Mr. Rayats daughter, of which Mr. Rayat is not a beneficiary, and the sole owner of the all of the issued and outstanding shares of 1420468 Alberta Ltd. ("1420468 Alberta"), wound up and dissolved (the TJR Dissolution). As part of the TJR Dissolution, TJR distributed the shares of 1420468 Alberta to Mr. Rayats wife, who sold the shares of 1420468 Alberta to Kalen Capital Corporation for $1.00, upon which time Kalen Capital Corporation filed to amalgamate 1420468 Alberta into Kalen Capital Corporation, thereby combining the two companies, with Kalen Capital Corporation being the surviving entity. 1420468 Alberta's assets consist of, among other things, 3,800,000 shares of the Issuer's Common Stock and a Series D Stock Purchase Warrant to purchase up to 800,000 shares of the Issuer's Common Stock. On December 31, 2015, Kalen Capital Corporation purchased 12,000 shares of the Issuer's Common Stock in a private transaction for the aggregate amount of $23,400 from the Reporting Person's personal funds. Mr. Rayat is the sole shareholder of Kalen Capital Corporation.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person is a control person of the Issuer and beneficially owns in excess of 66% of the Issuer's outstanding securities (see Item 5). The Reporting Person completed the transactions set forth in Item 3 of Schedule 13D for estate planning purposes. The Reporting Person is engaged in the investment business and has extensive experience in funding development stage companies.

Except as set forth above, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

CUSIP No. 75988J106	13D	Page 4 of 5

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The Reporting Person, as the sole shareholder of Kalen Capital Corporation, is the indirect beneficial owner of 50,176,800 shares of the Issuer's Common Stock, including warrants to purchase 7,800,000 shares of Common Stock; accordingly, the Reporting Person beneficially owns 66.39% of the Issuer's Common Stock, based upon 67,781,934 shares of the Issuer's Common Stock outstanding as of November 13, 2015, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the Securities and Exchange Commission on November 13, 2015.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TOSECURITIES OF THE ISSUER

To the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person or any officers and directors and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

CUSIP No. 75988J106	13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certifythat the information set forth in this statement is true, complete and correct.

January 8, 2016
Date

/s/ Harmel S. Rayat
Signature

Harmel S. Rayat
Name/Title